Exhibit 12.1

Analog Devices, Inc.

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Nine Months Ended
	Oct. 30,	Oct. 29,	Nov. 3,	Nov. 2,	Nov. 1,	Aug. 1,
(In thousands, except ratios)	2010	2011	2012	2013	2014	2015
Determination of earnings:
Income from continuing operations before provision for taxes on income	$901,665	$1,061,447	$813,533	$815,323	$729,345	$705,437
Amortization of Capitalized interest	440	54	54	54	54	45
Fixed charges	11,388	19,892	32,529	32,223	35,973	21,229

Total earnings as defined	913,493	1,081,393	846,116	847,600	765,372	726,711

Fixed Charges:
Interest and amortization expense	10,226	18,892	31,525	31,585	35,055	20,593
Interest portion of rent expense	1,162	1,000	1,004	638	918	636

Fixed charges	11,388	19,892	32,529	32,223	35,973	21,229
Capitalized interest	—	—	—	—	—	—

Total fixed charges	$11,388	$19,892	$32,529	$32,223	$35,973	$21,229

Ratio of earnings to fixed charges	80.2	54.4	26.0	26.3	21.3	34.2